90 Park Avenue
New York, NY 10016

212-210-9400 | Fax: 212-210-9444

Mark F. McElreath	Direct Dial: 212-210-9595	Email: mark.mcelreath@alston.com

August 30, 2019

Ms. Irene Paik

Attorney Advisor

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Re:	Mustang Bio, Inc.
Preliminary Information Statement on Schedule 14C
Filed August 16, 2019
File No. 001-38191

Dear Ms. Paik:

At the request and on behalf of our client, Mustang Bio, Inc., a Delaware corporation (the “Company”), we hereby submit the following response to the comment of the Staff of the Securities and Exchange Commission (the “Commission”) received by letter dated August 22, 2019, relating to the Company’s Preliminary Information Statement on Schedule 14C, which was filed on August 16, 2019 (the “Preliminary Information Statement”). The response set forth in this letter has been prepared by the Company with our assistance.

We have filed an amendment to the Preliminary Information Statement along with this letter (the “Amended Preliminary Information Statement”), which addresses the Commission’s comment in its August 22, 2019 letter. The Amended Preliminary Information Statement also includes an updated Appendix A revised in response to preclearance comments from the Secretary of State of the State of Delaware. A marked copy showing the changes made in the Amended Preliminary Information Statement as compared to the Preliminary Information Statement is enclosed herewith for your convenience.

August 30, 2019 Page 2

Preliminary Information Statement on Schedule 14C filed August 16, 2019

Amendment of the Amended and Restated Certificate of Incorporation to Increase Authorized Shares of Common Stock, page 4

Comment:

1.	Please revise your disclosure to state whether you currently have any plans, agreements, arrangements, or understandings for the issuance of your newly authorized shares of common stock. In this regard, we note that you filed a registration statement on Form S-3 on August 16, 2019, the same date that you filed this preliminary information statement.

Response:

As requested, the Amended Preliminary Information Statement includes expanded disclosure regarding the Company’s plans for the issuance of newly authorized shares of its common stock.

August 30, 2019 Page 3

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at the telephone number above.

Sincerely,

/s/ Mark F. McElreath
Mark F. McElreath